Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

On September 29, 2004, Blockbuster Inc. began using the following slides in road show presentations regarding the split-off exchange offer. Any slides that are subsequently revised will also be filed pursuant to Rule 425.

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004

Investors may obtain copies of these documents for free, where available, at the Forward-looking statements in this presentation are not based on historical facts, Forward-looking or other similar words or phrases and by Blockbuster pursuant to its These forward-looking from what is expressed in or indicated by such forward-looking Factors specific to Blockbuster include, and the potential impact of pronouncements or pending sections of sections of Viacom’s Annual offer or agreements or arrangements relating to any of such matters or that describe planned product and service offerings, including new offerings related to its subscription, Goodwill and Other Intangible Assets, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, (ix) the effect of game platform cycles; and (x) the impact of developments affecting Investors are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Prospectus-Offer This presentation contains both historical and forward-looking statements. Similarly, statements concerning the Blockbuster special distribution or borrowings Viacom and Blockbuster cannot make any assurances that projected results or events will be achieved. the impact of changes in Blockbuster’s consumer rental terms, including Blockbuster’s dependance on revenues generated from retail home video and their maintenance of exclusive No. 142, The Stock Option Accounting Reform Act; In addition, the risk factors set forth in the section of the Prospectus-Offer to Exchange entitled “Risk to differ materially from those expressed in the forward-looking statements. Forward Looking Statements to Exchange, and any other documents relating to the exchange offer that are filed with the Securities and Exchange Commission as they become available and as they are amended because they will contain important information. SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399. but rather reflect Blockbuster management’s current intent, expectations, estimates and projections concerning future results and events. statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “believe”, “expect”, “anticipate”, “may”, “could”, “intend”, “intent”, “belief”, “estimate”, “plan”, “foresee”, “likely”, “will” similar expressions and variations thereof. new credit agreement and senior subordinated notes, the exchange Viacom’s or Blockbuster’s strategies, initiatives, objectives, plans, goals or results of operations are forward-looking statements. statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause Viacom’s or Blockbuster’s actual results, performance or achievements to vary materially statements. among others: (i) consumer demand for Blockbuster’s existing and trading and games initiatives, and the related impact of competitor pricing and product and service offerings; (ii) the variability in consumer appeal of the movie titles and games software released for rental and sale; (iii) Blockbuster’s ability to respond to changing consumer preferences and to effectively adjust its product mix, service offerings and marketing and merchandising initiatives; (iv) Blockbuster’s ability to effectively and timely prioritize, implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences and in its operating model, including support for its subscription, trading and games initiatives; (v) subscription rental offers; (vi) vendor determinations relating to pricing and distribution of their product and Blockbuster’s ability to reach agreements with its suppliers on acceptable commercial terms; (vii) the studios’ distribution windows for retail home video; (viii) the application of existing and future accounting policies and pronouncements, including without limitation any continuing impact of Statement of Financial Accounting Standards such as the Financial Accounting Standards Board Exposure Draft, legislation such as H.R. 3574, Blockbuster’s outstanding litigation and claims against it. Factors”, and the matters discussed in Blockbuster’s and Viacom’s SEC filings, including the “Disclosure Regarding Forward-Looking Information” Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, among others, could affect future results, causing these results to differ materially from those expressed in the forward-looking statements.

Offering Summary

Structure: Tax-free split-off

Distribution Company: Viacom (Ticker: VIA/VIAB)

Distributed Company: Blockbuster (Ticker: BBI/BBI.B)

Fixed Exchange Ratio: 2.575 class A shares and 2.575 class B shares of Blockbuster for each class A or B share of Viacom

Exchange Offer: Viacom is offering an aggregate of 72.0 million class A shares and 72.0 million class B shares of Blockbuster in exchange for up to approximately 28.0 million Viacom shares

Minimum Tender Condition: At least 16,776,699 Viacom shares, which will enable Viacom to exchange at least 60% of its Blockbuster shares

Exchange Offer Expiration: Midnight NYC time on October 5, 2004

Dealer Managers: Bear Stearns

Goldman Sachs

Our vision

To transform Blockbuster from a place you rent a movie to a brand where you rent, buy or trade movies and games new or used, in-store or online.

We will be making significant investments in 2004 and 2005 as we transform our business, build our active membership and remove consumer barriers to rental. We believe this will provideattractive future returns for our shareholders.

Introduction to Blockbuster

Largest movie and game rental retailer in the world

Rental revenue more than 2x two closest competitors combined

Highly recognizable global brand

9,000 stores in 26 countries

65% US/35% International

80% company-operated stores/20% franchised

50 million active member accounts(1)

2003 revenues of $5.9 billion

2003 Free Cash Flow(2) of $402.7 million

Average Free Cash Flow(2) since 2000 of $346.0 million

(1) 12-month active members.

(2) Free Cash Flow = Net cash flow provided by operating activities—CAPEX—rental library purchases.

Home Video Is a Growth Market

Aggregate Size ($            in billions)

Annual Spend per Video HH

Source: Kagan Research, LLC.

Opportunities Brought on by DVD

Significantly improved rental margin

Increased copy depth and product availability

Enabled subscription rental business

Expanding consumer DVD collections should drive trading

Also,

Solidified studios’ interest in maintaining home video window

Movie Release Windows

Months

Note: Airlines and hotels have a smaller window between box office and home video.

Studios Are Dependent on Home Video

Home Video is a Critical Window—Studio Revenue by Window

1998(1)

VOD/PPV 1.4%

Theater 28.6%

Home Video 44.6%

Premium Channels 10.4%

TV & Cable 15.0%

2003(1)

VOD/PPV 1.8%

Theater 23.1%

Home Video 51.8%

Premium Channels 9.3%

TV & Cable 14.0%

(1) Source: Kagan Research, LLC.

We Believe VOD Will Stay in the PPV Window

VOD would significantly cannibalize retail sales of movies

Studio profitability would be impacted

1 Retail sale $15.00

1 VOD Sale $3.00

It takes 5 VOD transactions to maintain profitability of one retail sale

Blockbuster estimates. Source:

New Initiatives

Blockbuster Now Operates in Growth Businesses

US Movies and Games Industry
	2003	2006E
Movie Rental(1)	$7.9B	$6.4B
Retail Movies(1)	13.5B	20.8B
Online Subscription(1)	289M	1.3B
Used/Traded Movies(2)(3)	1.3B	2.2B
Retail Games (4)	5.8B	8.0B
Games Rental/Used/Traded(2)(3)	1.8B	2.2B
Total	$30.6B	$40.9B	CAGR10.1%

(1) Source: Kagan Research, LLC.

(2) Source: LEK.

(3) Includes previously viewed/played product, which Blockbuster reports under rental revenue.

(4) Source: Veronis Suhler.

Subscription Initiative

	In-Store	Online
Launch	Approximately 1,100 at y/e 2003	Launched in the UK in May 2004
	All domestic stores by May 2004	Launched in the US in August 2004
Goal	8% of active monthly members by	Substantial share by y/e 2005
y/e 2004
Ultimate goal to broaden online to include sale
	10% of active monthly members	and online delivery of movies and games
by y/e 2005
Offering/	Offers immediate gratification and	Offers deeper catalogue
Results	access to new releases	Home delivery convenience
Increased customer loyalty

Integrated Subscription Planned for 2005

DVD Trading Initiative

Launch	Movie Trading Company (acquired in 2002)
Introduced Big DVD Trade-In during Q4’03
Goal	More than 2,000 US stores and all UK stores by end of 2004
Substantially all Blockbuster stores by end of 2005
Offering/	Customers can monetize movies through store credit
Results	Increased traffic and use of credit drives revenue

Games Initiative

	Store-In-Store	Freestanding
Launch	Launched in approximately	Acquired UK-based Gamestation in Q4f02
	200 stores Q4’03	2nd largest games retailer
X Doubled size to 145 stores as of Q2’04
Acquired US-based Rhino video games in
Q2’04 (40 stores)
Goal	Approximately550 operating	Approximately 250 operating in 2004
in 2004
Approximately 400 operating in 2005
Approximately1,000
operating in 2005
Offering/	Complete source for rental,	Complements store-in-store
Results	retail and trading
Broadens addressable market

Blockbuster Offers the Most Options for Movie and Game Customers

In-StoreSub-scriptions
On-line Sub— scriptions
Games Trading
Games Retail	Fully developed capabilities
Games Rental
Movie Trading
Used Movies
DVD Retail	Partially developed capabilities
DVD Rental		Public filings and company websites.
Hollywood Movie Gallery Electronics Boutique Game Stop	Circuit City Best Buy	Source:
Blockbuster Wal-Mart	Netflix

We believe:
VOD is not a significant threat
Blockbuster has already felt the major portion of retail impact
Blockbuster intends to drive revenue and
profits by growing:
Core rental business
In-store rental subscription
Online rental subscription
DVD trading
Video games business
New opportunities to leverage brand and store network

Financial Overview

($            in millions)

Strong Revenue and Gross Profit Growth

Gross Profit

Revenue

(2.2%) 5.1% 2.5% 5.6% 8.3% Same-StoreRevenueGrowth

Rental

Retail

Includes add-back of non-cash charges of $337.6 million for change in accounting estimates and special items. (1)

Increasing Profitability

Gross Profit Margins

70.2% 57.3% 39.0% 18.5% 6.9%

NA

RentalDVD Mix:

Rental

Retail

Total

Includes add-back of non-cash charges of $337.6 million for change in accounting estimates and special items. (1)

($            in millions)

Strong Cash Flow

2003 2002 2001 2000 1999

(1)

OIBDA

(2)

Free Cash Flow

(1)

OIBDA = Operating
Income before
Depreciation and
Amortization of
intangibles. Includes add-
back of non—  cash
charges of $31.6 million in
2000 related to the
impairment of certain
hardware and capitalized
software costs. Includes
add-back of non-cash
charges of $345.4 million
for change in accounting
estimates and special items
in 2001. Includes
Wherehouse Entertainment
Inc. lease guarantee write-
down of $18.7 million in
2002. Includes add-back of
impairment of goodwill
and other long-lived assets
of $1.3 billion in 2003.

(2)	Free Cash Flow = Net cash flow provided by operating activities— CAPEX—rental library purchases.

($            in millions)

OIBDA Reconciliation

	1999	2000	2001	2002	2003	1H 2003	1H 2004
Operating income (loss)	$121.7	$75.7	($219.6)	$337.1	($845.2)	$254.0	$201.2
Depreciation and
amortization of intangibles	392.3	427.5	421.1	233.8	257.9	123.3	120.1
Non-cash charges	–	31.6	345.4	–	–	–	–
Impairment of goodwill and
other long-lived assets	–	–	–	–	1,304.9	–	–
OIBDA	$514.0	$534.8	$546.9	$570.9	$717.6	$377.3	$321.3

($            in millions)

Free Cash Flow Reconciliation

	1999	2000	2001	2002	2003	1H 2003	1H 2004
Cash provided by operations	$1,142.8	$1,320.8	$1,395.1	$1,451.2	$1,416.1	$579.3	$455.2
Rental library purchases	(808.7)	(810.0)	(859.4)	(1,060.9)	(836.6)	(435.2)	(355.7)
Capital expenditures	(374.4)	(221.5)	(93.3)	(140.6)	(176.8)	(55.8)	(109.1)
Free Cash Flow	($40.3)	$289.3	$442.4	$249.7	$402.7	$88.3	($9.6)

($            in millions)

Free Cash Flow Reconciliation (cont.)

	1999	2000	2001	2002	2003	1H 2003	1H 2004
Net income	($69.2)	($75.9)	($240.3)	($1,627.6)	($983.9)	$141.7	$159.4
Depreciation and
amortization of intangibles	392.3	427.5	421.1	233.8	257.9	123.3	120.1
Non-cash charges	–	31.6	345.4	–	–	–	–
Impairment of goodwill
and other long-lived assets	–	–	–	–	1,304.9	–	–
Capital expenditures	(374.4)	(221.5)	(93.3)	(140.6)	(176.8)	(55.8)	(109.1)
Rental library purchases,
net of rental amortization	(133.6)	(74.4)	18.9	(36.6)	118.2	77.4	15.7
Changes in working capital	(12.2)	70.6	95.1	(10.5)	(45.2)	(206.0)	(231.3)
Cumulative effect of change in
accounting principle, net of tax	–	–	–	1,817.0	4.4	4.4	–
Changes in deferred taxes
and other	156.8	131.4	(104.5)	14.2	(76.8)	3.3	35.6
Free Cash Flow	($40.3)	$289.3	$442.4	$249.7	$402.7	$88.3	($9.6)

2003: A Year of Record Profitability and Strong Cash Flow

Significant Expansion of Rental Margin Driven Primarily by Improved Product Buying and Inventory Management

Significant Reduction in Advertising Expense Driven by Leveraging Increased Studio Advertising

Business Outlook

Profitability for the third quarter of 2004 expected to decline significantly from last year based on estimated mid-single digit percentage decline in worldwide same-store revenues and significant increase in operating expenses associated with new initiatives

Percentage increase in total revenues for full year 2004 expected to increase in low-single digit range

Full year 2004 diluted EPS, excluding the impact of 1Q’04 tax benefit, expected to decrease approximately 30% from adjusted diluted earnings per share of $1.48(1)(2) last year as a result of investment of approximately $90 million of incremental operating expenses associated with the development and launch of the key growth initiatives and continued weakness in the rental industry, as well as the difficult comparison to the prior year. If the company decides to accelerate its investment spending or if Blockbuster’s rental business is softer than currently anticipated, the year over year decline would exceed 30%

(1) Before cumulative effect of change accounting principle. Includes add-back of impairment of goodwill and other long lived assets of $6.93 per diluted share.

(2) Before costs related to any incremental expenses associated with the divestiture.

Business Outlook (cont.)

Approximately 400 company-operated stores expected to be opened in 2004

Capital expenditures expected to range between $250 million to $280 million, an increase over $176.8 million recorded in 2003

Blockbuster expects the rental industry to continue to decline in 2005, but believes the industry will stabilize by end of year as DVD penetration is expected to reach 70% of US households

Expected softness in rental combined with continued heavy investment in the business will adversely affect profitability for full year 2005

($            in millions)

Pro Forma Balance Sheet

6/30/04
Cash and cash equivalents	$157.3
Debt
Credit facility
Revolving credit facility	$50.0
Tranche A (due 2009)	100.0
Tranche B (due 2011)	550.0
Total Facility	$700.0
Senior Subordinated Notes (due 2012)	$300.0
Other	2.1
Capital lease obligations	93.8
Total Debt	$1,095.9
Total Stockholders' Equity	2,505.1
Total Capitalization	$3,601.0

Financial Highlights

Significant growth in revenues and profits over past four years

Strong balance sheet and cash flow

High topline margins and strong operating results support investments in business

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004